Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND YEAR ENDED DECEMBER 31, 2025

ATHENS, GREECE, March 4, 2026 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $7.6 million for the fourth quarter of 2025, compared to a net income of $9.7 million for the same period in 2024. Earnings per share, basic and diluted, for the fourth quarter of 2025 were $0.57 and $0.19, respectively.

Revenue was $26.2 million ($24.6 million net of voyage expenses) for the fourth quarter of 2025, compared to $21.7 million ($19.8 million net of voyage expenses) for the same period in 2024. This increase was mainly attributable to the increase in ownership days following the delivery of the newbuilding vessels P. Massport and P. Tokyo in July and September 2025, respectively. Fleetwide, the average TCE rate for the fourth quarter of 2025 was $32,221, compared with an average rate of $32,652 for the same period in 2024. During the fourth quarter of 2025, net cash provided by operating activities was $9.7 million, compared with net cash provided by operating activities of $12.1 million for the fourth quarter of 2024.

Net income for the year ended December 31, 2025, amounted to $50.0 million, compared to a net income of $43.7 million for the year ended December 31, 2024. Earnings per share, basic and diluted, for the year ended December 31, 2025, were $3.87 and $1.28, respectively, while earnings per common share, basic and diluted, for the year ended December 31, 2024 were $3.39 and $1.11, respectively.

Commenting on the results of the fourth quarter of 2025, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Fiscal year 2025 represented another solid year for our Company. We generated revenues of $84.2 million, with a daily time charter equivalent (TCE) rate of $31,246, modestly below the strong results of 2024, when revenues reached $87.4 million and the TCE rate was $32,954. We nevertheless continued to deliver robust profitability, with net income rising to $50.0 million, supported in part by a gain from a vessel sale. These results demonstrate the strength of our operations and our ability to pursue opportunities in a profitable tanker market.

“Looking ahead, we believe 2026 is expected to be another firm year for the tanker market, supported by solid growth in seaborne trade of oil and refined petroleum products, increased exports from the Middle East and Latin America, firm Chinese demand, and continued trade sanctions. These market dynamics are expected to be sufficiently strong to absorb moderate fleet growth. As of the beginning of the year, we had a robust revenue backlog of approximately $350 million, with fixed charter coverage of approximately 88% for 2026 and 72% for 2027, providing significant cash flow visibility. Given the favorable charter rate environment, we are confident that the three vessels becoming available for employment later this year will secure attractive charter arrangements.

“At the same time, we continue to execute our fleet renewal and expansion strategy, enhancing both the commercial competitiveness and operational efficiency of our fleet. The delivery of our two 2019-built Suezmax tankers in December 2025, both operating under three-year charters at $36,500 per day, along with the delivery of our third LR2 Aframax newbuilding in January 2026 currently operating under a five-year charter at $31,000 per day, represent significant milestones for our strategy. Pro forma these additions and the opportunistic sale of our oldest vessel, M/T P. Sophia in mid-2026, our average fleet age will decline to nine years. The construction of our first LR1, expected to be delivered in early 2027, will further enhance our fleet quality. In addition, our recently signed shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for two 158,000 DWT Suezmax tankers will expand our presence in the Suezmax segment which we believe benefits from constructive medium and long-term market fundamentals, further supporting our long-term growth.

“Our balance sheet remains strong, supported by $49.3 million in cash, cash equivalents, and restricted cash as of year-end 2025. Following the successful completion of our bond tap issue in January 2026 and pro forma the expected gross proceeds from the M/T P. Sophia sale, our cash position is projected to increase to approximately $135 million. We remain committed to executing our fleet expansion strategy, while continuing to maintain prudent capital allocation and disciplined leverage management.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of March 3, 2026, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;
•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Update on Recent Developments

During the fourth quarter of 2025 and through March 3, 2026, the Company achieved several key milestones:

•
Acquired two 2019-built, modern eco-design Suezmax tankers, M/T P. Beverly Hills and M/T P. Bel Air, for $75.4 million each, net of brokerage commissions. Upon delivery in December 2025, both vessels commenced three-year time-charter contracts with Repsol Trading SA at $36,500 per day per vessel.

•	Entered into a two-year time-charter contract with SeaRiver Maritime, a subsidiary of ExxonMobil Corporation, for the M/T P. Long Beach at $30,500 per day.

•	Completed a $50 million tap issuance, priced at 103% of par value, under the Company’s 9.875% Nordic bonds due July 2029.

•
Took delivery of the third newbuild LR2 Aframax tanker, M/T P. Marseille, in January 2026. Upon delivery, the vessel commenced its five-year time-charter contract with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group, at a rate of $31,000 per day.

•	Secured a three-year time-charter contract for M/T P. Monterey with PBF Holding Company LLC, a subsidiary of PBF Energy Inc., at $31,000 per day.

•	Entered into an agreement to sell the oldest vessel in the fleet, M/T P. Sophia, for $35.65 million, with delivery expected in mid-2026.

•
Entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 158,000 DWT newbuilding Suezmax tanker vessels. The vessels are expected to be delivered in October 2028 and May 2029, respectively, at a contract price of $81.5 million per vessel.

Tanker Market Update for the Fourth Quarter of 2025:

• Tanker fleet supply was 709.92 million dwt, up 0.4% from 707.3 million dwt from the previous quarter and up 2.1% from Q4 2024 levels of 695.3 million dwt.

• Tanker demand has entered 2026 on firm footing, supported by elevated export volumes following increased oil production, strong Middle East and Latin America exports, resilient Chinese import demand, and shifting Venezuelan flows. In parallel, mainstream tonnage has been increasingly utilized, while ongoing geopolitical uncertainty further underpins demand conditions. As a result, in 2026 and 2027, seaborne oil trade in tonne-miles is expected to grow by approximately 0.7% and 1.4%, respectively.

• Tanker fleet supply in deadweight terms is estimated to grow by 4.2% in 2026 and by 5.5% in 2027.

• Newbuilding tanker contracting was 22.2 million dwt in the fourth quarter, resulting in a tanker orderbook-to-fleet ratio of 17.8%.

• Daily spot charter rates for Aframax tankers averaged $61,382, up 61.1% from the previous quarter average of $38,107 and up 58.4% from Q4 2024 average of $38,746.

• The value of a 10-year-old Aframax tanker at the end of the fourth quarter was $55.0 million, up 10.0% from $50.0 million in the previous quarter, and up 5.8% from $52.0 million in Q4 2024.

• Daily spot charter rates for Suezmax tankers averaged $77,370, up 50.6% from the previous quarter average of $51,385 and up 80.1% from Q4 2024 average of $42,948.

• The value of a 10-year-old Suezmax tanker at the end of the fourth quarter was $64.0 million, up 4.9% from $61.0 million in the previous quarter, and up 6.7% from $60.0 million in Q4 2024.

• The number of tankers used for floating storage (excluding dedicated storage) stood at 119 (14.4 million dwt) in the fourth quarter, down 4.8% from 125 (14.4 million dwt) at the end of the previous quarter and up 56.6% from 76 (10.1 million dwt) in Q4 2024.

• Global oil consumption was 104.3 million bpd, down 0.1% from the previous quarter level of 104.5 million bpd, and up 1.0% from Q4 2024 levels of 103.2 million bpd.

• Global oil production was 108.3 million bpd, up 0.3% from the previous quarter level of 108.0 million bpd and up 4.2% from Q4 2024 levels of 103.9 million bpd.

• OECD commercial inventories were 2,883 million barrels, up 0.9% from the previous quarter level of 2,858 million barrels, and up 5.1% from Q4 2024 levels of 2,743 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Supplemental Information

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. One of our vessels, the M/T P. Aliki, chartered to Pakistan National Shipping Corporation, is currently operating within the Persian Gulf. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$26,158	$21,678	$84,172	$87,445
Voyage expenses	1,573	1,858	5,181	4,237
Vessel operating expenses	6,441	5,058	21,605	19,758
Net income	7,559	9,704	49,973	43,730
Net income attributable to common stockholders	7,101	9,246	48,142	41,897
Earnings per common share, basic	0.57	0.74	3.87	3.39
Earnings per common share, diluted	0.19	0.25	1.28	1.11
FLEET DATA
Average number of vessels	8.3	7.0	7.1	7.0
Number of vessels	10.0	7.0	10.0	7.0
Ownership days	763	644	2,577	2,562
Available days	763	607	2,528	2,525
Operating days (1)	758	604	2,492	2,506
Fleet utilization	99.3%	99.5%	98.6%	99.2%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$32,221	$32,652	$31,246	$32,954
Daily vessel operating expenses (3)	$8,442	$7,854	$8,384	$7,712

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of March 3, 2026)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Charter Type	Notes

Operating Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter
3	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
4	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
5	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
6	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
7	P. MASSPORT	2025	114,036 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Time-Charter
8	P. TOKYO	2025	114,014 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter
9	P. MARSEILLE	2026	113,977 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter

Operating Suezmax Tanker Vessels
10	P. BEVERLY HILLS	2019	157,286 DWT	Hyundai Samho Heavy Industries Co., Ltd	Time-Charter
11	P. BEL AIR	2019	157,286 DWT	Hyundai Samho Heavy Industries Co., Ltd	Time-Charter

Newbuilding LR1 Tanker Vessel
12	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Time-Charter	1,2

[1]	As previously announced, the Company has secured time charter contract for its newbuilding vessel Hull 1624, with employment to commence upon delivery of the vessel to the Company.
[2]	Expected delivery date to the Company for Hull 1624, as per management's current estimate, is January 2027.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas and between Israel and the US and Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to political events, armed conflict, accidents or labor disputes, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
REVENUE:	(unaudited)	(unaudited)	(unaudited)
Revenue	$26,158	$21,678	$84,172	$87,445

EXPENSES:
Voyage expenses	1,573	1,858	5,181	4,237
Vessel operating expenses	6,441	5,058	21,605	19,758
Depreciation and amortization of deferred charges	4,769	3,400	15,077	13,336
General and administrative expenses	3,211	2,483	9,702	8,306
Gain on vessel's sale	-	-	(19,456)	-
(Reversal) / Provision for credit losses	-	-	27	(7)
Foreign currency losses /(gains)	5	(79)	100	1
Operating income	$10,159	$8,958	$51,936	$41,814

OTHER INCOME / (EXPENSES):
Interest and finance costs	(4,020)	(20)	(6,793)	(1,345)
Interest income	1,424	766	4,834	3,255
Changes in fair value of warrants' liability	(4)	-	(4)	6
Total other income (expenses), net	$(2,600)	$746	$(1,963)	$1,916

Net income	$7,559	$9,704	$49,973	$43,730

Dividends on preferred stock	(458)	(458)	(1,831)	(1,833)

Net income attributable to common stockholders	$7,101	$9,246	$48,142	$41,897
Earnings per common share, basic	$0.57	$0.74	$3.87	$3.39
Earnings per common share, diluted	$0.19	$0.25	$1.28	$1.11
Weighted average number of common shares, basic	12,432,158	12,432,158	12,432,158	12,365,418
Weighted average number of common shares, diluted	39,334,298	39,037,450	38,925,391	39,201,865

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)
Net income	$7,559	$9,704	$49,973	$43,730
Other comprehensive income (Actuarial gain)	49	4	49	4
Comprehensive income	$7,608	$9,708	$50,022	$43,734

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	December 31, 2025	December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$49,261	$71,314
Advances for vessels under construction and other vessels' costs	48,725	58,468
Vessels, net	449,689	189,577
Other fixed assets, net	58	34
Other assets	12,120	11,000
Total assets	$559,853	$330,393

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$222,332	$47,459
Other liabilities	14,087	7,691
Total stockholders' equity	323,434	275,243
Total liabilities and stockholders' equity	$559,853	$330,393

*	The balance sheet data as of December 31, 2024 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$9,735	$12,055	$50,076	$59,896
Net Cash used in Investing Activities	$(169,028)	$(7,697)	$(244,589)	$(47,415)
Net Cash (used in) / provided by Financing Activities	$(3,618)	$(2,567)	$172,460	$(9,434)